GiveMePower Corporation

370 Amapola Ave., Suite 200-A

Torrance, CA 90501

Telephone: (310) 895-1839

August 10, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, DC 20549

Attention:        Mr. Ronald E. Alper or Mr. Jonathan Burr

Re:	Givemepower Corporation

Form S-1 Registration Statement (Registration No. 333-252208)

originally filed January 19, 2021, as amended.

Acceleration Request

Requested Date:	August 11, 2021
Requested Time:	5:01 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GiveMePower Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-252208), as amended (the “Registration Statement”), so that it may become effective at 5:01 p.m. Eastern Daylight Time on August 11, 2021, or as soon as practicable thereafter.  There is no underwriter involvement as the offering is being conducted on a self-underwritten, best efforts basis, which means our President, Frank Igwealor, will attempt to sell the offering, relying on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934.  The Selling Security Holders may sell at privately negotiated prices.

The Registrant hereby authorizes Mary Shea, of the Law Office Of Mary Shea, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Frank Igwealor, at (310) 895-1839, or Ms. Shea at (541) 450-9943.  Or by email at blkbnknf@gmail.com.

Best Regards,

GIVEMEPOWER CORP.

/s/ Frank I Igwealor
Frank I Igwealor
Chief Executive Officer

cc: Mary Shea, of the Law Office Of Mary Shea